Exhibit 99.69

For Immediate Release:

HudBay reports progress in Lundin acquisition

Toronto, Ontario, December 11, 2008 – HudBay Minerals Inc. (TSX: HBM) (“HudBay”) continues to take steps to advance its acquisition of Lundin Mining Corporation (TSX: LUN; OMX: LUMI; NYSE: LMC) (“Lundin”).

TSX CONDITIONAL APPROVAL

HudBay received conditional approval on December 10, 2008 from the Toronto Stock Exchange (the “TSX”) with respect to the HudBay shares that will be issued as consideration in connection with the acquisition of the Lundin shares. Final approval of the listing of HudBay shares is subject to the ordinary conditions of the TSX for transactions of this nature and does not require the approval of the shareholders of HudBay.

ADDITIONAL STOCK EXCHANGE LISTINGS AND PROGRESS ON PRIVATE PLACEMENT

Consistent with its positioning as a new Canadian leader in global mining, HudBay has decided to pursue a listing on a U.S. stock exchange, and is considering listing on the OMX in Stockholm. Although HudBay and its shareholders continue to be well-served by the company’s TSX listing, the company believes additional listings will enhance liquidity as HudBay grows and better meet the needs of its international investors. HudBay expects to complete a listing on a U.S. exchange in conjunction with the closing of the Lundin transaction.

Because HudBay has elected to pursue a U.S. listing, the previously announced private placement may now be completed in accordance with applicable U.S. federal securities laws. As a result, the company intends to close the private placement in accordance with HudBay’s obligations under its subscription agreement with Lundin, and acquire 96,997,492 common shares of Lundin at a price of Cdn. $1.40 per share, representing a 19.9% interest in Lundin. Accordingly, the previously contemplated loan transaction with Lundin is no longer necessary.

RESPONSE TO REQUISITIONS FOR SHAREHOLDER MEETING

After carefully considering the requisitions of Jaguar Financial Corp. and another party requesting a shareholder meeting and after receiving the advice of legal counsel, HudBay’s board of directors has determined that the requisitions are not valid as they do not satisfy the requirements of Section 143(1) of the Canada Business Corporations Act since their signatories were not registered holders of any shares of HudBay at the time of the request. HudBay’s board of directors confirms that it will call a meeting of shareholders in accordance with the provisions of the Canada Business Corporations Act upon receipt of a valid requisition.

HudBay remains committed to completing the acquisition, which will provide the company’s shareholders with outstanding producing assets in stable jurisdictions and excellent development opportunities while preserving superior balance sheet strength and providing strong cash flow.

HudBay encourages shareholders to refer to the websites of HudBay (www.hudbayminerals.com) and Lundin (www.lundinmining.com) for accurate, factual information about their respective operations and the proposed acquisition of Lundin.

ABOUT HUDBAY MINERALS INC.

HudBay is a leading base metals mining company with assets in North and Central America. The company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt. An integrated mining company, HudBay operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and owns the Fenix nickel project in Guatemala. In addition to its primary products, the Company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between HudBay and Lundin and matters relating thereto. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Assumptions upon which such forward-looking information is based include, without limitation, that the shareholders of Lundin will approve the Transaction, that all required third party, court, regulatory and governmental approvals to the Transaction will be obtained and all other conditions to completion of the Transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of HudBay and Lundin and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for each of HudBay and Lundin available at www.sedar.com, and the Annual Report on Form 40-F for the year ended December 31, 2007 of Lundin available at www.sec.gov. Although HudBay and Lundin have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay and Lundin undertake no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362-0615

Email: annemarie.brissenden@hudbayminerals.com

Website: www.hudbayminerals.com

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News Release: HudBay reports progress in Lundin acquisition